CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

TARGET ASSET ALLOCATION FUNDS

This Certificate of Amendment to Certificate of Trust of Target Asset Allocation Funds (the “Trust) is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) on July 29, 1998 pursuant to the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq.

The undersigned hereby certifies as follows:

1.	The name of the Trust is Target Asset Allocation Funds.
2.	The name of the Trust is hereby changed to Prudential Investment Portfolios 16.
3.	This Certificate of Amendment to Certificate of Trust shall become effective May 8, 2013.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

/s/ Scott E. Benjamin

Name: Scott E. Benjamin